Exhibit 99.B(h)(1)(ii)

AMENDED AND RESTATED SCHEDULE A

with respect to the

AMENDED AND RESTATED

ADMINISTRATIVE SERVICES AGREEMENT

between

ING VARIABLE PRODUCTS TRUST

and

ING FUNDS SERVICES, LLC

Funds	Annual Administrative Fee
(as a percentage of average daily net assets)
ING VP Financial Services Portfolio	0.10%
ING VP High Yield Bond Portfolio	0.10%
ING VP International Value Portfolio	0.10%
ING VP LargeCap Growth Portfolio	0.10%
ING VP MagnaCap Portfolio	0.10%
ING VP MidCap Opportunities Portfolio	0.10%
ING VP Real Estate Portfolio	0.10%
ING VP SmallCap Opportunities Portfolio	0.10%